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Filed by Bookham Technology plc
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: New Focus, Inc.
Commission File No.: 333-109904

This filing relates to a proposed merger between Bookham Technology plc ("Bookham") and New Focus, Inc. ("New Focus") pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On February 23, 2004, New Focus mailed the following Supplementary Listing Particulars to stockholders of New Focus.

[NEW FOCUS LETTERHEAD]

February 20, 2004

Dear Stockholder of New Focus, Inc.:

Fourth Quarter and Year-end Results, December 2003

On February 9, 2004 New Focus announced and filed with the Securities and Exchange Commission ("SEC") on Form 8-K its unaudited financial results for its fourth quarter and year ended 28 December 2003. On February 10, 2004 Bookham Technology plc announced its unaudited financial results for its fourth quarter and year ended 31 December 2003 and filed with the SEC a Form 6-K on February 11, 2004 including these results.

These reports on Forms 8-K and 6-K are incorporated by reference into the Registration Statement on Form F-4 (SEC File No. 333-109904), and the prospectus included therein, of Bookham Technology plc, which was mailed to you on or about 5 February 2004 in connection with the proposed merger. In addition, as Bookham's shares are listed on the Official List of the United Kingdom Listing Authority, it is required, in connection with the proposed merger, to publish and circulate to Stockholders of New Focus a document containing these financial results of New Focus and Bookham together with a reconciliation of New Focus's financial results utilizing Bookham's accounting policies. Accordingly, a copy of that document, which is called "Supplementary Listing Particulars", is enclosed.

/s/ William L. Potts, Jr.
William L. Potts, Jr.
Chief Financial Officer and Secretary
New Focus, Inc.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 ("FSMA").

If you have sold or otherwise transferred all of your Ordinary Shares, please forward this document, immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares, you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

A copy of this document, which comprises supplementary listing particulars relating to Bookham Technology plc, prepared in accordance with the listing rules made under section 74 of FSMA, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of FSMA.

This document is supplemental to, and should be read in conjunction with, the listing particulars dated 3 February 2004 relating to the admission of up to 86,000,000 new Ordinary Shares to the Official List and to trading on the London Stock Exchange in connection with the acquisition of New Focus, Inc. (the "Listing Particulars").

The Directors and Proposed Directors, whose names appear on page 3 of the Listing Particulars, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the Consideration Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission of the Consideration Shares to the Official List will become effective and dealings in the Consideration Shares will commence on the London Stock Exchange as soon as practicable following Completion which is expected to be on 8 March 2004.

Bookham Technology plc
(Incorporated and registered in England and Wales
under the Companies Act 1985 with registered no. 2298887)
SUPPLEMENTARY LISTING PARTICULARS
relating to
the admission of up to 86,000,000 new Ordinary Shares
to the Official List
in connection with
the acquisition of New Focus, Inc.

Sponsored by Cazenove & Co. Ltd

This document does not constitute an offer to sell, or the solicitation of an offer to buy, Ordinary Shares or American Depositary Shares in any jurisdiction. The Consideration Shares are not registered under the applicable securities laws of Australia, Canada or Japan and, subject to certain exceptions, may not be offered or sold within Australia, Canada or Japan or to any national, resident or citizen of Australia, Canada or Japan. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

For a discussion of certain factors that should be considered in connection with acquiring Ordinary Shares, see the section entitled "Risk Factors" set out on pages 23 to 45 of Part IV of the Listing Particulars.

Cazenove & Co. Ltd is acting for Bookham as sponsor in connection with the applications for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than Bookham for providing the protections afforded to clients of Cazenove & Co. Ltd or for providing advice in relation to the applications.

 PART I

INTRODUCTION

On 22 September 2003, Bookham announced that it had agreed, subject to the satisfaction of certain conditions, including approval of Shareholders, to acquire New Focus. Details of the Acquisition were set out in the Listing Particulars. Section A of Part V of the Listing Particulars set out financial information for Bookham for the three years ended 31 December 2002 and Section B of the same Part V set out the unaudited interim results of Bookham for the nine months ended 28 September 2003. Section C of Part V of the Listing Particulars set out the financial information of New Focus for the three years ended 29 December 2002 and Section D of the same Part V set out the unaudited quarterly results of New Focus for the nine months ended 28 September 2003.

On 10 February 2004, Bookham announced its unaudited results for the fourth quarter and year ended 31 December 2003. Part II of this document sets out the aforementioned unaudited results and is supplemental to the Bookham financial information set out in the Listing Particulars.

On 9 February 2004, New Focus announced its unaudited results for the fourth quarter and year ended 28 December 2003. Part III of this document sets out the aforementioned unaudited results of New Focus and is supplemental to the New Focus financial information set out in the Listing Particulars. Part IV of this document sets out an unaudited restatement of New Focus' financial information under Bookham's accounting policies and is supplemental to the reconciliation of New Focus financial information set out in the Listing Particulars.

This document, which comprises supplementary listing particulars relating to Bookham prepared in accordance with the listing rules made pursuant to Section 74 of FSMA, should be read in conjunction with the Listing Particulars.

Any statement contained in the Listing Particulars shall be deemed to be superseded or modified to the extent that a statement contained in this document modifies or supersedes such statements.

Words and expressions defined or referred to in the Listing Particulars have the same meanings when used in this document, unless the context otherwise requires.

 PART II

UNAUDITED RESULTS OF BOOKHAM FOR THE THREE MONTHS AND
YEAR ENDED 31 DECEMBER 2003

The following is the full text of the announcement of the unaudited results of Bookham for the three months and year ended 31 December 2003, published by Bookham on 10 February 2004:

"Oxfordshire, UK—February 10, 2004:    Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading provider of optical and RF components, modules and subsystems, used in various applications and industries, including telecommunications, today announced results for the fourth quarter and full year ended December 31, 2003.

Highlights for the fourth quarter ended December 31, 2003

•
Revenues in the fourth quarter in US Dollars, the principal currency in which the company receives orders, were $40.5 million, up 9.2% sequentially from $37.1 million in the third quarter 2003, and up 75.3% on the comparable quarter in 2002. In Sterling, the revenues were £24.0 million, up 3.9% on the third quarter 2003, from £23.1 million, and up 67.8% from £14.3 million in the fourth quarter 2002. The lower sequential increase in Sterling terms reflects the relative strength of Sterling against the US Dollar in recent months.

•
Nortel Networks and Marconi Communications continued to remain strong customers, representing 58% and 9% of sales respectively. Revenues from other customers (exclusive of Nortel and Marconi) represented 33% of revenues in the fourth quarter, up 18% sequentially over the third quarter of 2003 and up 40% from the first quarter 2003, continuing the progress made throughout 2003 in expanding the customer base.

•
Gross margin, excluding exceptionals, was positive, reaching 6.3% of revenues, representing a gross profit of £1.5 million, in line with management expectations. This was up from negative 1.5% of revenue in the third quarter of 2003 and negative 38.5% in the fourth quarter of 2002. Under US GAAP, gross margin reached 10.7% in the quarter.

•
Total cash burn for the fourth quarter of 2003 was reduced by 61.1% sequentially going from £22.9 million in the third quarter 2003 to £8.9 million ($15.0 million) in the fourth quarter 2003, as a result of the completion of the restructuring actions undertaken in 2003.

•
The net loss under UK GAAP, including exceptionals, was £7.1 million ($11.9 million), a reduction of 75.7% from £29.2 million in the third quarter. The net loss for the fourth quarter 2003 includes exceptional income of £4.3 million. This compares with charges of £14.6 million in the third quarter 2003. Under US GAAP, the net loss was £5.5 million ($9.3 million).

•
Meetings to approve the proposed acquisition of New Focus, Inc. will take place on Friday March 5, 2004.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: "During the third quarter of 2003, we essentially completed the restructuring that we embarked upon following the acquisition of Nortel Networks Optical Components ("NNOC") in November 2002. As a result, the fourth quarter saw a substantial improvement in the financials of the company, with significantly reduced cash burn, reduced net loss and positive gross margins.

"At the same time, we continued to increase revenues, a trend which has now been positive for eight successive quarters. Most importantly for our future development, sales to customers other than Nortel and Marconi have been growing significantly, reflecting the expanding customer base of the company and the effect of design wins achieved over the last several quarters, which are now beginning to move to the volume manufacturing stage. We also made substantial progress in the quarter with a number of key integration activities, including the integration of Ignis Optics and Cierra, and continuing planning for the integration of the proposed acquisition of New Focus.

"Looking back over 2003, we have fully met our objectives of integrating and restructuring NNOC, significantly reduced the cost base and improved the overall company financials, developed revenue stability through our relationships with Nortel Networks and Marconi, and in addition we are securing revenue growth through developing traction with new customers. Throughout this period we have also continued to invest heavily in new products to generate the future growth that we require and to position ourselves for a future rebound in the optical components market. 2004 presents a continuing set of challenges, but one which we feel we shall be addressing from a position that is significantly strengthened."

Operating review—A review of 2003

2003 was a significant year for the company as it worked towards its three point strategy: continuing to implement the most competitive cost structure; continuing to gain market share in telecommunications, even in a flat telecoms market; and investing to develop financially attractive product opportunities outside of telecom.

Acquisitions

Bookham has been a key player in the consolidation of the telecoms optical components market, driven by customers' demands for fewer larger component and subsystem suppliers that can deliver cost competitive pricing through economies of scale. This active consolidation commenced in 2002 with the acquisitions of Marconi's and Nortel Networks' optical components businesses (respectively "MOC" and "NNOC").

In the third quarter of 2003, the company completed its successful integration of NNOC and commenced the consolidation of its Ottawa wafer fabrication facility into the Caswell (UK) facility.

In addition, during 2003, the company announced two completed acquisitions and one proposed acquisition, all of which the company believes will serve to consolidate its position as the number two component supplier to the telecom equipment market worldwide.

In July 2003, the company completed the acquisition of Cierra Photonics Inc. ("Cierra"), who design and manufacture thin film filters and other components for the fiber optics telecommunications industry. This acquisition gave the company access to a new, large market area, allowed cost reduction by internal sourcing of some of the company's components used in its amplifiers and also improved the company's competitive position in optical subsystems. This acquisition helps growth in this area and also underscores the company's commitment to expand its position in the marketplace.

In early October 2003, the company acquired Ignis Optics Inc. ("Ignis"), a provider of optical modules for communications networks, based in San Jose, California. Ignis designs and manufactures small form-factor pluggable (SFP and XFP) single-mode optical transceivers for current and next-generation optical datacom and telecom networks. This acquisition allows the company to enter the datacom market, and presents a significant market opportunity for the company's know-how and manufacturing capabilities.

In addition, on September 22, 2003 the company announced that it had signed an agreement under which it would acquire New Focus, Inc. ("New Focus").

New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the semiconductor, defence research, industrial, biotech/medical and telecom test and measurement industries. Important product solutions include tunable lasers, microwave radio-frequency amplifiers, opto-electronics, photonics subsystems and photonic tools. This proposed acquisition is expected to increase the critical mass of the company's non-telecom business, enabling the company to diversify its customer base, as well as provide significant additional cash resources. New Focus's operations are located in San Jose, California, where the company employs approximately 200 people. New Focus also has a wholly-owned, large manufacturing facility in Shenzhen, China.

The shareholder meetings to vote for the proposed acquisition, for both companies, have been scheduled for Friday March 5, 2004. Assuming approval, the company would expect closure of the transaction a few days after the shareholder vote.

Restructuring

As part of the company's strategy, to implement the most competitive cost structure whilst improving its financials, Bookham announced a number of significant cost reduction plans.

In September 2003, the company announced the completion of a major cost reduction initiative: the consolidation of its two main wafer fab facilities. The consolidation of the Ottawa wafer fab facility into the company's Caswell, UK, facility was a large element of the company's cost reduction plans, with the benefits being seen in the fourth quarter 2003, a full quarter ahead of the company's original estimate of the first quarter 2004. As part of the fab consolidation, the required inventory was built to plan. Initial runs of chips for product qualifications have been built at the Caswell site and the products built using these chips are performing well and are being qualified by our customers, several of these re-qualifications having already been completed.

Throughout the year, the company reallocated and reduced its R&D spending in recognition of the slower market growth, and as part of this the company decided to discontinue its investment in the ASOC R&D platform and closed the wafer fab facility in Milton, UK.

In addition, during the year the company consolidated the optical amplifier manufacturing, assembly and test operations and chip-on-carrier operations into the Paignton (UK) site and closed the fiber operations in Harlow (UK).

These cost reduction initiatives impacted headcount within manufacturing, R&D and support functions globally and as a result, the company now has approximately 1675 employees worldwide.

Products and customers

The company's relationships with Nortel Networks and Marconi Communications remained strong, and in addition, the company announced that Huawei, the leading Chinese telecom equipment company, accounted for a significant percentage of revenues throughout the year. The company also gained significant traction with other customers outside of Nortel and Marconi, as evidenced by the continuing growth of sales to these other customers throughout the year, and is continuing to develop key design-in opportunities.

Additionally, the company continued to develop applications of its non-telecom opportunities. It believes it has strong growth prospects in this area, particularly in the industrial, military and aerospace areas, and continues to support its MMICs (monolithic microwave integrated circuits) business. Assuming current progress continues, the company believe this non-telecom business could represent between 10% and 20% of total revenues in 2004.

Other developments

Winston Fu and Peter Bordui, who are two of the directors of New Focus, are expected to join the Board on completion of the proposed acquisition of New Focus as non-executive Directors. As previously announced, Jack Kilby, a non-executive Director, will retire from the Board on completion of the proposed acquisition.

Financial commentary

All US dollar numbers have been translated at £1 = $1.69 for the fourth quarter of 2003 and at £1 = $1.61 for third quarter of 2003 (as reported).

Fourth quarter ended December 31, 2003

Revenues:    Revenues in the fourth quarter of 2003 were £24.0 million ($40.5 million), up 9.2% in US Dollars and 3.9% in Sterling over third quarter 2003 revenues of £23.1 million ($37.1 million), and up 67.8% from £14.3 million in the fourth quarter 2002. Revenue in the fourth quarter of 2002 included NNOC from November 8, 2002, the date of the closure of the acquisition. Revenues at other customers outside of Nortel and Marconi grew 18% between the third and fourth quarter, and represented 33% of fourth quarter revenue.

Operating loss (excluding exceptional items) under UK GAAP and US GAAP:    The gross profit (profit at the gross margin level) under UK GAAP was £1.5 million ($2.5 million), improved from a loss of £0.4 million ($0.6 million) in the third quarter and improved from a loss of £5.5 million in the fourth quarter 2002. The gross margin profit has improved to 6.3% in the fourth quarter of 2003, from a loss of (1.5%) in the third quarter 2003 and a loss of (38.5%) in the fourth quarter of 2002. This improvement was mainly the result of restructuring actions including the closure of the Ottawa manufacturing facility which reduced the company's fixed manufacturing overheads. These actions were initiated by the company after completing the acquisition of NNOC and were substantially completed in the third quarter of 2003.

Under US GAAP, gross margin improved to 10.7%, and gross profit was £2.6 million ($4.3 million). The primary difference between US and UK GAAP was a one-time credit reducing depreciation in the quarter, resulting from the reallocation of the purchase price among the various assets of NNOC.

Operating expenses, under UK GAAP, in the fourth quarter 2003 were £14.7 million ($25.0 million), an increase of £0.6 million ($1.0 million) from the third quarter. This was principally due to higher Selling, General and Administrative expenses, as a result of the acquisition of Ignis Optics in the fourth quarter and a full quarter of costs from the acquisition of Cierra Photonics in the third quarter 2003. Under US GAAP, the operating expenses were £12.4 million ($21.0 million). The difference to the UK GAAP based costs relates principally to the impact of foreign exchange transactions being recognised in General and Administrative expenses under UK GAAP and included in other expenses below operating loss under US GAAP.

Restructuring and other charges (exceptionals for UK GAAP and charges for US GAAP):    In the fourth quarter, net exceptional income was £4.3 million ($7.3 million) under UK GAAP. This primarily related to lower than estimated costs for the closure of the Ottawa manufacturing facility, gains through the sale of fixed assets from closed facilities and recognition of an income tax credit for Research and Development. In the fourth quarter under US GAAP, net income was £4.2 million ($7.1 million). The US GAAP amount was a result of the same factors as under UK GAAP offset by a £1.1 million ($1.9 million) write-off of In Process Research and Development costs (IPR&D) relating to the acquisition of Ignis Optics during the quarter, and a credit of £1.0 million to IPR&D following the re-evaluation of the allocation of purchase price among the assets purchased as part of NNOC, as discussed in the company's third quarter 2003 announcement. This reclassification was the result of the company selling more inventory than anticipated in December 2002, when the acquisition was originally recorded. As a result the company reclassified £12.8 million ($21.6 million) from goodwill to inventory. Further details are given in the attached notes to the financial information.

Net loss (including exceptionals for UK GAAP and charges for US GAAP):    Net interest for the fourth quarter was £1.9 million (income) compared with £0.1 million expense in the third quarter 2003. Net interest includes a translation gain of £2.0 million ($3.4 million) on the company's US$ denominated loan notes offset by foreign currency transaction losses and to a lesser extent interest expense.

The net loss under UK GAAP for the fourth quarter was £7.1 million ($11.9 million) and the loss per share was £0.03 ($0.06). Under US GAAP, the net loss for the period was £5.5 million ($9.3 million) and the loss per share was £0.03 ($0.05).

Cash and cash equivalents:    Cash and cash equivalents as of December 31, 2003 were £39.0 million ($65.9 million) compared with £47.9 million as at September 28, 2003.

Cash flow:    Cash burn for the fourth quarter 2003 was £8.9 million ($15.0 million), down 61.1% from the third quarter cash burn of £22.9 million ($36.9 million) and £31.6 million ($50.1 million) in the fourth quarter of 2002. In the fourth quarter of 2003, the company substantially completed the restructuring activities begun after the closure of the acquisition of NNOC. This restructuring has resulted in a significant reduction to the company's cost structure and is the principle factor leading to its reduced cash burn between periods.

Year ended December 31, 2003

The results for the full year 2002 were prior to the acquisition of NNOC and it is therefore difficult to draw meaningful comparisons with the full year 2003.

All US dollar numbers have been translated at £1 = $1.63 for the full year 2003 and as reported for the full year 2002.

Revenues:    Revenues for 2003 were £89.1 million ($145.2 million), up 157% compared with £34.6 million for the same period in 2002. This increase was largely a result of Bookham's acquisition of NNOC which occurred on November 8, 2002.

Nortel Networks and Marconi Communications represented 59% and 12% of sales respectively for the year. Sales to customers, other than Nortel and Marconi, increased by £15.1 million in 2003 over 2002, a 141% increase.

Operating loss (before exceptional items) under UK GAAP and US GAAP:    The gross loss (loss at the gross margin level) was £7.1 million ($11.6 million) under UK GAAP for 2003, down 60.8% from the same period in 2002. The gross margin loss under UK GAAP improved to 7.9% in 2003 from 52.2% in 2002, primarily as a result of restructuring actions including the closure of facilities and headcount reductions which reduced the company's fixed manufacturing overhead costs throughout 2003. Under US GAAP, gross loss was £6.0 million ($9.8 million), and gross margin loss was 6.8%. The gross loss and margin difference between US and UK GAAP is primarily lower depreciation relating to the difference in the basis and allocation of the purchase price of the NNOC business.

Operating expenses, under UK GAAP increased 17.8% in 2003 compared with 2002, with Selling General and Administrative expenses up 65% due to the acquisition of NNOC in November 2002. Research and development were down 8.4% due to restructuring actions, including the discontinuation of the company's ASOC product line in 2003. As a percentage of revenues, however, operating expenses declined to 69% in 2003, compared with 150.8% in 2002. Under US GAAP, operating expenses were £56.5 million, an increase of 11.0% over 2002.

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP):    For the full year 2003, net exceptional charges were £15.1 million ($24.6 million) under UK GAAP. These primarily related to restructuring actions including the closure of the Ottawa manufacturing facility and the ASOC product line in Milton, UK, as well as a recognition of an income tax credit for Research and Development. For the full year 2003, net charges under US GAAP were £15.1 million ($24.6 million). The US GAAP charges were a result of the same factors as under UK GAAP offset by a £1.1 million ($1.9 million) write-off of In Process Research and Development costs (IPR&D) relating to the acquisition of Ignis Optics, and a credit of £1.0 million to IPR&D following the re-evaluation of the allocation of purchase price among the assets purchased as part of NNOC, as discussed in the company's third quarter 2003 announcement.

Net loss (including exceptionals for UK GAAP and charges for US GAAP):    Net interest for 2003 was £4.1 million ($6.7 million), down 23.4% from 2002, due to the interest expense on the loan notes and lower average cash balances in 2002, partially offset by favourable translation gains on the US$ denominated loan notes.

The net loss under UK GAAP for 2003 was £79.4 million ($129.4 million) and the loss per share was £0.38 ($0.62). Under US GAAP, the net loss for the same period was £76.5 million ($124.7 million) and the loss per share was £0.35 ($0.56).

Cash and cash equivalents:    Cash and cash equivalents as of December 31, 2003 were £39.0 million ($63.6 million) compared with £105.4 million as at December 31, 2002.

Cash flow:    Cash burn for the full year 2003 was £66.5 million ($108.4 million), down 16.2% for the same period in 2002.

Outlook

The following outlook excludes any impact of the proposed acquisition of New Focus, Inc.

In the first quarter of 2004, traditionally a seasonally lower revenue quarter in the telecom business than the fourth quarter, the company anticipates US Dollar revenues to be down between 3% and 7%, from the fourth quarter of 2003. In Sterling terms, the decline will be greater given the appreciation Sterling to the US Dollar, from the fourth quarter 2003 to its present position. The company therefore anticipates the exchange rate will impact revenues between 7% to 10% and be in the range of £20.5 million to £22.0 million for the first quarter 2004.

The company estimates that gross margin will decline as a result of lower revenues and particularly the foreign exchange impact, and will be in the range of negative 3% to negative 8%, for the first quarter 2004.

With the company's restructuring plans complete, we anticipate cash burn to be between £10 million and £12 million for the first quarter 2004. This excludes the impact of the proposed New Focus transaction, including associated transaction costs, but includes the cash impact of previous restructuring actions and the impact of foreign exchange.

Finally the shareholder meetings to vote for the proposed acquisition of New Focus, for both companies, have been scheduled for Friday March 5, 2004. Assuming approval, the company would expect closure of the transaction a few days after the shareholder vote.

For further information, please contact:

Bookham Technology: +44 (0) 1235 837000
Giorgio Anania—President and CEO
Steve Abely—Chief Financial Officer
Sharon Ostaszewska—Director Communications

For media interviews—please contact:
Emma Deegan    +44 (0) 1235 837573
Brian Dolby/Helen Lyman-Smith    GBCS PR    +44 115 950 8399

The company will be hosting a conference call to discuss this set of results on Tuesday February 10, 2004 at 13.30 (GMT), 08.30 (EST). Dial in numbers are as follows:

UK/European participants	+44 (0) 20 7162 0188
US participants	+1 888 222 0364

A taped recording will be available for 30 days. Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459 (access code: 332142)
US participants	+1 334 323 6222 (access code: 332142)

The call can also be accessed on the company's web site, www.bookham.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1680 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, the ability to consummate the proposed transaction with New Focus, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31, 2002, as amended. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc
Consolidated Profit and Loss Account—UK GAAP
Fourth Quarter ended December 31, 2003

	Before Exceptional Items December 31, 2003(1)	Exceptional Items December 31, 2003	After Exceptional Items December 31, 2003	After Exceptional Items December 31, 2002	After Exceptional Items December 31, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited $'000
Turnover	23,993	—	23,993	14,324	40,548
Cost of sales	(22,488)	1,396	(21,092)	(40,237)	(35,645)

Gross profit (loss)	1,505	1,396	2,901	(25,913)	4,903
Administrative expenses

Research and development	(7,121)	(158)	(7,279)	(13,723)	(12,302)
Selling, general and other expenses	(7,547)	40	(7,507)	(10,041)	(12,687)

	(14,668)	(118)	(14,786)	(23,764)	(24,989)
Other operating (expense)/income	(19)	—	(19)	2,708	(32)

Operating (loss)/profit	(13,182)	1,278	(11,904)	(46,969)	(20,118)
Profit/loss on disposal of fixed assets	—	751	751	—	1,269
Interest, net	1,853	—	1,853	800	3,132

(Loss)/profit on ordinary activities before taxation	(11,329)	2,029	(9,300)	(46,169)	(15,717)
Tax on loss on ordinary activities	(33)	2,268	2,235	—	3,777

Loss for the financial period	(11,362)	4,297	(7,065)	(46,169)	(11,940)

Loss per ordinary share (basic and diluted)	£(0.05)	£0.02	£(0.03)	£(0.26)	$(0.06)
Weighted average ordinary shares and ADSs outstanding ('000)	215,708	215,708	215,708	179,692	215,708

(1)
Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company's past acquisitions and restructuring activity and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Statement of Total Recognised Gains and Losses
Fourth Quarter ended December 31, 2003

	Q4 2003	Q4 2002
	Unaudited £'000	Unaudited £'000
Loss for the quarter	(7,065)	(46,169)
Exchange difference on translation of subsidiaries	243	125

Total losses recognised since last quarter	(6,822)	(46,044)

Bookham Technology plc
Consolidated Profit and Loss Account—UK GAAP
Year ended December 31, 2003

	Before Exceptional Items December 31, 2003(1)	Exceptional Items December 31, 2003	After Exceptional Items December 31, 2003	After Exceptional Items December 31, 2002	After Exceptional Items December 31, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000	Unaudited $'000*
Turnover	89,143	—	89,143	34,603	145,303
Cost of sales	(96,216)	(12,951)	(109,167)	(74,202)	(177,942)

Gross (loss)	(7,073)	(12,951)	(20,024)	(39,599)	(32,639)
Administrative expenses

Research and development	(30,714)	(5,030)	(35,744)	(39,771)	(58,263)
Selling, general and other expenses	(30,539)	(1,180)	(31,719)	(22,380)	(51,702)

	(61,253)	(6,210)	(67,463)	(62,151)	(109,965)
Other operating income/(expense)	22	—	22	(4,951)	36

Operating loss	(68,304)	(19,161)	(87,465)	(106,701)	(142,568)
Profit on disposal of assets	—	1,766	1,766	—	2,879
Interest, net	4,094	—	4,094	5,341	6,673

Loss on ordinary activities before taxation	(64,210)	(17,395)	(81,605)	(101,360)	(133,016)
Tax on loss on ordinary activities	(57)	2,268	2,211	—	3,604

Loss for the financial period	(64,267)	(15,127)	(79,394)	(101,360)	(129,412)

Loss per ordinary share (basic and diluted)	£(0.31)	£(0.07)	£(0.38)	£(0.67)	$(0.62)
Weighted average ordinary shares and ADSs outstanding ('000)	208,447	208,447	208,447	150,996	208,447

*
Translated solely for the convenience of the reader at the rate of £1 = $1.63

(1)
Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company's past acquisitions and restructuring activity and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Statement of Total Recognised Gains and Losses
Year ended December 31, 2003

	Year to December 31, 2003	Year to December 31, 2002
	Unaudited £'000	Audited £'000
Loss for the full year	(79,394)	(101,360)
Exchange difference on translation of subsidiaries	445	44

Total losses recognised since last annual report	(78,949)	(101,316)

Bookham Technology plc
Consolidated Balance Sheet—UK GAAP

	December 31, 2003	December 31, 2002	December 31, 2003
	Unaudited £'000	Audited £'000	Unaudited $'000
Intangible fixed assets	35,632	42,553	60,218
Tangible fixed assets	53,490	51,442	90,398
Investments	14	—	24

	89,136	93,995	150,640
Stocks	24,931	23,679	42,133
Debtors	20,937	21,405	35,385
Cash at bank and in hand	38,955	105,418	65,832

	84,823	150,502	143,350
Creditors: amounts falling due within one year	(24,836)	(29,302)	(41,973)

Net current assets	59,987	121,200	101,377

Total assets less current liabilities	149,123	215,195	252,017
Creditors: amounts falling due after more than one year	(28,372)	(31,329)	(47,949)
Provisions for liabilities and charges	(4,571)	(3,428)	(7,724)

Net assets	116,180	180,438	196,344

Capital and reserves
Called up capital	723	683	1,222
Share premium account	418,148	404,187	706,670
Other reserves	11,429	10,740	19,315
Profit and loss account	(314,120)	(235,172)	(530,863)

Equity shareholders' funds	116,180	180,438	196,344

Bookham Technology plc
Consolidated Cash Flow Statement for the
Fourth Quarter and Year ended December 31, 2003—UK GAAP

	Quarter ended		Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000
Net cash outflow from operating activities	(11,191)	(18,704)	(58,781)	(61,684)
Returns on investments and servicing of finance	(182)	800	203	5,342
Taxation	(33)	—	(57)	—
Capital expenditure and financial investment	1,593	(2,716)	(8,656)	(10,153)
Acquisitions and disposals	115	(10,946)	40	(12,129)
Financing	724	(26)	788	(772)

(Decrease) in cash	(8,974)	(31,592)	(66,463)	(79,396)

Bookham Technology plc
Consolidated Statement of Operations—US GAAP
Fourth Quarter ended December 31, 2003

	Before Charges December 31, 2003(1)	Charges December 31, 2003	After Charges December 31, 2003	After Charges December 31, 2002	After Charges December 31, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited $'000
Net revenues	23,993	—	23,993	14,324	40,548
Cost of net revenues	(21,437)	(207)	(21,644)	(21,424)	(36,578)

Gross loss	2,556	(207)	2,349	(7,100)	3,970
Operating expenses
Research and development	(7,121)	(345)	(7,466)	(8,887)	(12,618)
Selling, general and administrative	(5,243)	40	(5,203)	(6,012)	(8,793)
Impairments	—	368	368	(26,968)	622
IPR&D	—	(90)	(90)	(4,613)	(152)
Closure costs	—	2,173	2,173	2,636	3,672

Total operating expenses	(12,364)	2,146	(10,218)	(43,844)	(17,269)

Operating loss	(9,808)	1,939	(7,869)	(50,944)	(13,299)
Other income	137	—	137	373	232
(Loss)/profit before income taxes	(9,671)	1,939	(7,732)	(50,571)	(13,067)
Provision for income taxes	(33)	2,268	2,235	—	3,777

Net loss	(9,704)	4,207	(5,497)	(50,571)	(9,290)

Net loss per ordinary share and ADS (basic and diluted)	£(0.05)	£0.02	£(0.03)	£(0.28)	$(0.05)
Weighted average ordinary shares and ADSs outstanding ('000)	215,708	215,708	215,708	179,692	215,708

(1)
Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company's past acquisitions and restructuring activities and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company. Charges in the "cost of net revenues", "selling, general and administrative" and "Research and development" classifications relate largely to staff severance and retention costs in connection with the previously announced Milton restructuring programmes. Net impairment releases mainly relate to fab equipment at the Ottawa site which was sold at higher than expected values.

Bookham Technology plc
Consolidated Statement of Operations—US GAAP
Year ended December 31, 2003

	Before Charges December 31, 2003(1)	Charges December 31, 2003	After Charges December 31, 2003	After Charges December 31, 2002	After Charges December 31, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000	Unaudited $'000*
Net revenues	89,143	—	89,143	34,603	145,303
Cost of net revenues	(95,165)	(9,084)	(104,249)	(54,686)	(169,926)

Gross loss	(6,022)	(9,084)	(15,106)	(20,083)	(24,623)
Operating expenses
Research and development	(30,714)	(2,613)	(33,327)	(34,548)	(54,323)
Selling, general and administrative	(25,801)	(902)	(26,703)	(17,795)	(43,526)
Impairment loss	—	(2,794)	(2,794)	(28,057)	(4,554)
IPR&D	—	(90)	(90)	(8,810)	(147)
Closure costs	—	(1,902)	(1,902)	(5,127)	(3,100)

Total operating expenses	(56,515)	(8,301)	(64,816)	(94,337)	(105,650)

Operating loss	(62,537)	(17,385)	(79,922)	(114,420)	(130,273)
Other income (expense)	1,203	—	1,203	4,461	1,961

Loss before income taxes	(61,334)	(17,385)	(78,719)	(109,959)	(128,312)
Provision for income taxes	(57)	2,268	2,211	—	3,604

Net loss	(61,391)	(15,117)	(76,508)	(109,959)	(124,708)

Net loss per ordinary share and ADS (basic and diluted)	£(0.27)	£(0.07)	£(0.34)	£(0.73)	$(0.56)
Weighted average ordinary shares and ADSs outstanding ('000)	224,708	224,708	224,708	150,996	224,708

*
Translated solely for the convenience of the reader at the rate of £1 = $1.63

(1)
Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company's past acquisitions and restructuring activities and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of charges helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Consolidated Balance Sheet—US GAAP

	December 31, 2003	December 31, 2002	December 31, 2003
	Unaudited £'000	Audited £'000	Unaudited $'000
Assets
Current Assets:
Cash and cash equivalents	38,955	105,418	65,834
Accounts receivable, net	15,601	17,781	26,366
Inventories, net	24,931	23,679	42,133
Prepaid expenses and other current assets	3,754	3,624	6,343

Total current assets	83,241	150,502	140,676
Goodwill and other intangible assets	25,052	26,423	42,338
Property and equipment	39,642	41,470	66,996
Other assets	1,764	—	2,980

	149,699	218,395	252,990

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other accrued expenses	24,836	29,302	41,973

Total current liabilities	24,836	29,302	41,973
Long-term obligations	32,864	34,678	55,539
Shareholders' equity	91,999	154,415	155,478

	149,699	218,395	252,990

Summary of significant differences between accounting principles generally accepted in the UK (UK GAAP) and United States generally accepted accounting principles (US GAAP).

The principal differences between the company's accounting policies under UK GAAP and those under US GAAP are set out in Note 30 of the Notes to the Financial Statements of Bookham Technology's Annual Report on Form 20-F for the year ended December 31, 2002, as amended. The following tables provide a reconciliation of the loss for the financial period and equity shareholders' funds prepared under UK GAAP to equivalent information prepared under US GAAP.

UK/US GAAP Reconciliation—Profit and Loss Account

	Quarter ended		Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Audited £'000
Loss for the financial period under UK GAAP	(7,065)	(46,169)	(79,394)	(101,360)
US GAAP Adjustments:
Amortisation of goodwill	17	442	2,688	442
Difference in amortisation of intangible assets	(129)	(362)	(3,443)	(362)
Difference of depreciation of tangible assets	1,603	131	3,564	131
In-process research and development	(90)	(4,613)	(90)	(8,810)
Unrealised gain on hedge arrangements	167	—	167	—

Net loss as adjusted to accord with US GAAP	(5,497)	(50,571)	(76,508)	(109,959)

UK/US GAAP Reconciliation—Balance Sheet

	December 31, 2003	December 31, 2002
	Unaudited £'000	Audited £'000
Equity shareholders' funds under UK GAAP	116,180	180,438
US GAAP Adjustments:
Goodwill
Cost	(26,360)	(35,352)
Amortisation	3,130	442

Net	(23,230)	(34,910)
Intangible assets
Cost	16,778	19,460
Amortisation	(4,127)	(680)

Net	12,651	18,780
Tangible assets
Cost	(68,209)	(60,598)
Depreciation	54,361	50,626

Net	(13,848)	(9,972)
Other Assets
Unrealised gain on hedge arrangements	167	—
Provision for liabilities and charges National Insurance on Stock Options	79	79

Shareholders' equity under US GAAP	91,999	154,415

Basis of preparation

The fourth quarter and full year results have been prepared on the basis of the accounting policies set out in Bookham's 2002 statutory accounts, and Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the US Securities and Exchange Commission, consisting only of normal recurring adjustments necessary for a fair presentation of Bookham Technology's results and financial position as of and for those periods.

On 8 November 2002 the company acquired NNOC, the net assets of which were provisionally valued in the 2002 accounts.

In accordance with FRS 7 and FAS 141 an adjustment has been made in the 2003 accounts for amendments to those provisional values.

As discussed in the company's third quarter 2003 announcement, in the fourth quarter the company would re-evaluate the allocation of the purchase price among the assets purchased as part of NNOC. This reclassification was principally the result of the company selling more inventory than anticipated in December 2002 when the acquisition was originally recorded. The provisional fair value assigned to other assets and liabilities has also been finalised.

The resulting difference has been taken as an adjustment to goodwill on acquisition. Amended and provisional values under UK GAAP of net assets acquired were as follows and the explanations for these changes are given in the note below.

	Provisional fair value 31 December 2002	Adjustments		Amended fair value 31 December 2003
	£'000	£'000		£'000
Intangible fixed assets	7,784	—		7,784
Tangible fixed assets	31,958	—		31,958
Stock	26,389	12,800	(i)	39,189
Creditors	(4,493)	(840	)(ii)	(5,333)

	61,638	11,960		73,598
Goodwill arising on acquisition	35,369	(11,960	)(iii)	23,409

Consideration	97,007	—		97,007

Note (i)    The adjustment to the provisional fair value of stock arose as a result of selling more inventory than anticipated when the acquisition was originally recorded.

Note (ii)    The warranty provision recognised on acquisition has been increased by £1,200,000 following a review of the level of expected warranty costs. In addition, the initial value recognized for historic employee related costs has been reduced by £360,000.

Note (iii)    The goodwill adjustment is a reflection of the amended fair values mentioned above.

The amendments under US GAAP are reflected in the UK/US GAAP reconciliation.

The financial information contained in this announcement for the year ended December 31, 2003, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended December 31, 2002, which have been disclosed to the Registrar of Companies in England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act."

 PART III

UNAUDITED RESULTS OF NEW FOCUS FOR THE THREE MONTHS AND
YEAR ENDED 28 DECEMBER 2003

The following is the full text of the announcement of the unaudited results of New Focus for the three months and year ended 28 December 2003, published by New Focus on 9 February 2004:

"SAN JOSE, Calif.—(BUSINESS WIRE)—Feb. 9, 2004—Net Product Revenues Increase 10% Sequentially in Fourth Quarter; Gain on Prior Divestiture, Reduced Spending and Improved Product Margins Contribute to Fourth Quarter GAAP Net Profit

New Focus, Inc., (Nasdaq:NUFO), a leading provider of photonics and microwave solutions, today announced financial results for its fourth quarter and fiscal year ended December 28, 2003. The company reported that net product revenues rose sequentially by approximately 10% between the third and fourth quarters of 2003, but total net revenues declined between the two quarters as anticipated. The company indicated that net revenues for the fourth quarter were within and the cash balance at year-end was above the company's financial guidance provided in October 2003. Based on results prepared in accordance with generally accepted accounting principles (GAAP), the company reported a net profit in the fourth quarter due to the recognition of an additional gain associated with a prior divestiture, the reduction in spending between the third and fourth quarters, and the sequential improvement in product margins.

Fourth Quarter Review:

GAAP Net Revenues:

Net revenues for the fourth quarter of 2003 were $7.0 million, down from $7.7 million in the third quarter of 2003 and $7.4 million in the fourth quarter of 2002. The company's guidance for fourth quarter 2003 net revenues was $6.5-$7.0 million. Fourth quarter 2003 net revenues were composed entirely of product revenues. In comparison, net product revenues were $6.3 million in the third quarter of 2003 and $7.4 million in the fourth quarter of 2002, which included $1.2 million in cancellation fees related to product orders. Royalty income of $1.4 million accounted for the balance of the third quarter 2003 net revenues.

GAAP Net Profit/Loss:

The company recorded a net profit for the fourth quarter of 2003 of $1.3 million, or $0.02 per share based on 66.7 million diluted shares outstanding. The fourth quarter 2003 net profit included a gain of $5.0 million from the release of escrowed funds associated with the sale of the company's network tunable laser technology to Intel in May 2002. The fourth quarter 2003 results included $0.2 million for restructuring and impairment charges, $0.2 million for amortization of acquired intangibles, $0.2 million for deferred stock compensation, and $1.3 million for professional fees related to the proposed Bookham-New Focus merger.

The company recorded a net loss for the third quarter of 2003 of $4.4 million, or $0.07 per share based on 63.6 million basic shares outstanding. The third quarter 2003 net loss included $1.8 million for restructuring and impairment charges, $0.2 million for amortization of acquired intangibles, and a credit of $0.1 million for deferred stock compensation. The restructuring and impairment charges included $1.1 million for severance-related payments and $0.6 million for the impairment of certain fixed assets. Additionally, the third quarter net loss included a non-operating charge of $0.2 million for the further impairment of an equity investment.

The company recorded a net loss for the fourth quarter of 2002 of $9.7 million, or $0.13 per share based on 73.5 million basic shares outstanding. The fourth quarter 2002 net loss included minimal restructuring and impairment charges, $0.2 million for amortization of acquired intangibles, and $1.2 million for deferred stock compensation. Additionally, the fourth quarter net loss included non-operating charges totaling $3.0 million for losses related to the sale of certain securities and the partial write-down of an equity investment as well as a $0.7 million tax provision associated with the shutdown of the company's manufacturing operations in China.

The difference in the number of shares outstanding between the last two quarters of 2003 and the fourth quarter of 2002 reflects the net effect of share repurchases under a company-sponsored plan and share issuances due to employee stock programs. Under a share repurchase in effect between late October 2002 and early February 2003, the company repurchased 13.1 million of its common shares, which included the repurchase of 8.25 million common shares by the end of fiscal year 2002.

Commentary on Fourth Quarter 2003 Results:

"Increased shipments to customers in the semiconductor capital equipment industry pushed our net product revenues up by approximately 10% in the fourth quarter after four consecutive quarters of relatively flat product revenues. Total net revenues declined on a sequential basis, as anticipated, solely because third quarter net revenues included $1.4 million in royalty income. Better manufacturing efficiencies and lower operating expenses, in addition to the higher product revenues, were prime contributors to the improvement in our operating loss. Reflecting our improved manufacturing efficiencies, the gross margin percentage on net product revenues rose to 30.3% in the fourth quarter from 21.4% in the third quarter. On the spending side, our operating expenses declined $1.1 million between the third and fourth quarters. In summary, we were quite pleased with our fourth quarter results," said Nic Pignati, chairman, president and chief executive officer of New Focus, Inc.

"From a cash flow standpoint, our operating cash outflow for the fourth quarter, including outflows related to restructuring activities, was $3.7 million, down from $5.0 million in the third quarter of 2003. Restructuring cash outflows in the fourth quarter totaled $1.9 million, which included $1.6 million for lease payments on vacant facilities and $0.3 million of severance-related payments. Restructuring cash outflows in the third quarter totaled $2.3 million, which included $1.6 million for lease payments on vacant facilities and $0.7 million of severance-related payments," said Pignati.

The company's cash and short-term investments stood at $252.6 million at the end of the fourth quarter of 2003, up $2.9 million from $249.7 million at the end of the third quarter. This result was better than the company's guidance, which estimated that the cash and short-term investment balance would remain unchanged between these two quarters. The $2.9 million increase was composed of the operating cash outflow of $3.7 million and cash inflows of $6.6 million. These cash inflows included $5.0 million from the release of escrowed funds associated with the prior sale of the company's network tunable laser technology, $1.0 million from the exercise of stock options, and $0.6 million from the sale of stock in an equity investment.

Fiscal Year Results:

GAAP Net Revenues:

Net revenues for the twelve months ended December 28, 2003 were $27.1 million, down from $33.4 million in net revenues for the twelve months ended December 29, 2002. In 2002 the company either discontinued or divested product lines used in telecommunications networks. Net revenues from these discontinued or divested product lines accounted for most of the $6.3 million sequential revenue decline between the fiscal years. Revenues from the company's photonics tools and tunable laser product lines declined between the fiscal years due to softness in the research and semiconductor capital equipment markets. Revenues from the company's RF amplifier product line, excluding the effect of revenues from discontinued products in 2002, increased between the fiscal years due to higher demand from the defense and commercial radar markets. Excluding the $1.4 million of royalty income received in 2003 related to the prior sale of the passive optical component product line, net revenues for the company's photonics tools, tunable laser, and RF amplifier product lines accounted for approximately 57%, 17% and 26% of fiscal 2003 net product revenues, respectively.

GAAP Net Loss:

The net loss for fiscal 2003 was $15.4 million, or $0.24 per share based on 63.9 million basic shares outstanding. The fiscal year net loss included $4.1 million for restructuring and impairment charges, $0.7 million for amortization of acquired intangibles, $1.1 million for deferred stock compensation, and $1.3 million for professional fees related to the proposed Bookham-New Focus merger. The restructuring and impairment charges were composed of $2.6 million for the impairment of tangible assets, $1.0 for severance payments related to work force reductions, and $0.5 million for facility closure costs. All of these charges were reflected in operating expenses. Non-operating expenses included a gain of $5.0 million arising from the release of escrowed funds associated with the sale of the company's network tunable laser technology to Intel in May 2002 and a charge of $0.2 million for the further impairment of an equity investment.

The net loss for fiscal 2002 was $104.8 million, or $1.40 per share based on 75.1 million basic shares outstanding. The fiscal year net loss included $79.9 million for restructuring and impairment charges, $3.0 million for amortization of acquired intangibles, and $8.0 million for deferred stock compensation. The restructuring and impairment charges were composed of $44.3 million for the impairment of tangible assets, $7.7 million for the impairment of intangible assets, $5.0 for severance payments related to work force reductions, and $22.9 million for facility closure costs. All of these charges were reflected in operating expenses. Non-operating expenses included a gain of $41.3 million from the sale of the company's network tunable laser technology to Intel and the sale of the company's passive optical component product line to Finisar, a charge of $7.2 million for impairments of a note to a former officer and two equity investments, and a $2.1 million realized loss on the sale of certain securities. The fiscal 2002 net loss also included a $0.7 million tax provision associated with the shutdown of the company's manufacturing operations in China.

The difference in the number of shares outstanding between the two fiscal years reflects the net effect of share repurchases under a company-sponsored plan and share issuances due to employee stock programs.

About New Focus:

New Focus develops and manufactures innovative photonics and microwave solutions for the semiconductor, industrial, defense and telecommunications markets. New Focus' product portfolio includes tunable lasers for test and measurement applications, advanced photonics tools, and high-speed RF microwave amplifiers. Founded in 1990, the company remains a leader in the development of advanced optical and RF products for the commercial and research marketplaces. The company is headquartered in San Jose, California.

For more information about New Focus visit the company's Internet home page at http://www.newfocus.com, call our Investor Relations Department at 408-919-2736, or e-mail us at investor@newfocus.com.

NEW FOCUS, INC.

GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended				Twelve Months Ended
	Dec 28, 2003	Sep 28, 2003	Dec 29, 2002	Dec 28, 2003	Dec 29, 2002
Net product revenues	$6,958	$6,326	$7,435	$25,673	$33,388
Royalty income	—	1,384	—	1,384	—

Net revenues	6,958	7,710	7,435	27,057	33,388
Cost of net product revenues	4,847	4,970	6,996	19,834	43,627

Gross profit (loss)	2,111	2,740	439	7,223	(10,239)
Gross profit (loss) percentage-net product revenues	30.3%	21.4%	5.9%	22.7%	(30.7)%
Gross profit (loss) percentage- overall	30.3%	35.5%	5.9%	26.7%	(30.7)%
Operating expenses:
Research and development, net	1,539	1,932	2,350	7,997	20,478
Sales and marketing	1,408	1,344	1,500	5,776	8,227
General and administrative	1,790	2,661	2,682	10,200	14,561
Bookham-New Focus merger costs	1,300	—	—	1,300	—
Amortization of goodwill and other intangibles	173	173	162	692	3,014
Impairment of goodwill and other intangibles	—	—	—	—	7,692
Restructuring and impairment charges	192	1,775	18	4,121	72,233
Amortization of deferred compensation	239	(120)	1,207	1,122	8,012

Total operating expenses	6,641	7,765	7,919	31,208	134,217

Operating loss	(4,530)	(5,025)	(7,480)	(23,985)	(144,456)
	(65.1)%	(65.2)%	(100.6)%	(88.6)%	(432.7)%
Interest income, net	707	860	1,500	3,686	8,350
Other income (expense), net	5,091	(204)	(3,036)	4,917	31,995

Profit (loss) before provision for income taxes	1,268	(4,369)	(9,016)	(15,382)	(104,111)
Provision for income taxes	—	—	700	—	700

Net income (loss)	$1,268	$(4,369)	$(9,716)	$(15,382)	$(104,811)

	18.2%	(56.7)%	(130.7)%	(56.9)%	(313.9)%
Basic net profit (loss) per share	$0.02	$(0.07)	$(0.13)	$(0.24)	$(1.40)
Shares used to compute basic net profit (loss) per share	64,634	63,645	73,502	63,870	75,105
Diluted net profit (loss) per share	$0.02	$(0.07)	$(0.13)	$(0.24)	$(1.40)
Shares used to compute diluted net profit (loss) per share	66,664	63,645	73,502	63,870	75,105

NEW FOCUS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands)

	Dec 28, 2003	Dec 29, 2002
ASSETS
Current Assets:
Cash, cash equivalents and short-term investments	$252,634	$279,358
Trade accounts receivable, net	4,088	3,048
Inventories	3,703	3,122
Other current assets	2,580	3,480

Total current assets	263,005	289,008
Asset held for sale, net	13,712	15,675
Property and equipment, net	3,732	7,392
Intangibles, net	702	1,394
Other assets	2,865	3,895

Total assets	$284,016	$317,364

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$3,023	$1,522
Accrued expenses	5,414	7,453
Restructuring liabilities	5,474	6,534

Total current liabilities	13,911	15,509
Long-term portion of restructuring accrual	10,052	14,854
Deferred rent	422	447
Stockholders' equity	259,631	286,554

Total liabilities and stockholders' equity	$284,016	$317,364

NEW FOCUS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited, in thousands)

	Three Months Ended				Twelve Months Ended
	Dec 28, 2003	Sep 28, 2003	Jun 29, 2003	Mar 30, 2003	Dec 28, 2003
Operating Activities
GAAP Net Profit (Loss)	$1,268	$(4,369)	$(7,183)	$(5,098)	$(15,382)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	517	603	696	717	2,533
Restructuring and impairment charges	—	540	2,009	74	2,623
Amortization of goodwill and other intangibles	173	173	173	173	692
Amortization of deferred compensation	239	(120)	476	527	1,122
Impairment on equity investment	—	200	—	—	200
Other non-cash changes	(9)	7	(9)	2	(9)
Gain on divestiture of product technology	(5,000)	—	—	—	(5,000)
Net change in operating assets and liabilities	(858)	(2,041)	(2,022)	(1,932)	(6,853)

Net cash used in operating activities	(3,670)	(5,007)	(5,860)	(5,537)	(20,074)
Investing Activities
Net sales of available-for-sale investments	33,053	6,466	28,089	9,691	77,299
Acquisition of property, plant and equipment	(16)	(8)	(121)	(59)	(204)
Proceeds from sales of property, plant and equipment	122	—	379	—	501
Change in investments and other assets	480	138	(14)	30	634
Divestiture of product technology	5,000	—	—	—	5,000

Net cash provided by investing activities	38,639	6,596	28,333	9,662	83,230
Financing Activities
Proceeds from issuance of common stock	1,036	2,741	62	574	4,413
Collection of note receivable from shareholder	54	169	—	—	223
Repurchase of common stock in the open market	—	—	—	(16,595)	(16,595)

Net cash provided by (used in) financing activities	1,090	2,910	62	(16,021)	(11,959)

Increase (decrease) in cash and cash equivalents	36,059	4,499	22,535	(11,896)	51,197
Cash and cash equivalents at beginning of period	193,568	189,069	166,534	178,430	178,430

Cash and cash equivalents at end of period	$229,627	$193,568	$189,069	$166,534	$229,627

CONTACT: New Focus, Inc. William L. Potts, Jr., 408-919-5384 SOURCE: New Focus, Inc."

 PART IV

RECONCILIATION OF NEW FOCUS' FINANCIAL INFORMATION TO CONFORM WITH BOOKHAM'S ACCOUNTING POLICIES

(i)    Reconciliation of New Focus' financial information to conform with Bookham's accounting policies

The differences between the accounting policies adopted by New Focus under US GAAP and those adopted by Bookham under UK GAAP which would give rise to material adjustments related to the calculation and impairment of goodwill and intangible assets. An unaudited restatement of New Focus' financial information under Bookham's accounting policies is set out below:

	Year ended
	December 29, 2002	December 28, 2003
	$'000	$'000
(a) Net loss for the period	(104,811)	(15,382)
Adjustments:
Goodwill and intangibles amortisation	2,396	692
Decrease in impairment charge	7,640	—

Net loss for the period after adjustment to accord with Bookham accounting policies	(94,775)	(14,690)

Net loss per share after adjustment to accord with Bookham accounting policies ($)	(1.26)	(0.23)

Number of shares (thousands) used to compute loss per share	75,105	63,870

(b) Shareholder's equity as reported in the consolidated balance sheet	286,554	259,631
Adjustments:
Increase in goodwill	141,927	141,927
Impairment of goodwill	(141,927)	(141,927)
Accelerated impairment of goodwill	(1,374)	(682)

Shareholders' equity as adjusted to accord with Bookham accounting policies	285,180	258,949

(c)    Reconciliation of profit and loss account for the year ended 29 December 2002

	As Originally Stated under New Focus Policies	Adjustments	As restated under Bookham policies
	$'000	$'000	$'000
Consolidated Statement of Operations Data:
Net revenues	33,388	—	33,388
Cost of net revenues	(43,627)	—	(43,627)

Gross (loss)	(10,239)	—	(10,239)
Operating expenses
Research and development, net	20,478	—	20,478
Sales and marketing	8,227	—	8,227
General and administrative	14,561	—	14,561
Amortisation of goodwill and other intangibles, net	3,014	(2,396)	618
Impairment of goodwill and other intangibles, net	7,692	(7,640)	52
Restructuring charges	72,233	—	72,233
Amortisation of deferred compensations	8,012	—	8,012

Total operating expenses	134,217	(10,036)	124,181

Operating loss	(144,456)	10,036	(134,420)
Interest and other income (expense), net	40,345	—	40,345

Loss before provision (benefit) for income taxes	(104,111)	10,036	(94,075)
Provision (benefit) for income taxes	700	—	700

Net loss	(104,811)	10,036	(94,775)

(d)    Reconciliation of balance sheet as at 29 December 2002

	Audited net Assets Under New Focus Policies	Adjustments	Restated net assets under Bookham policies
	$'000	$'000	$'000
Current assets
Cash and cash equivalents	178,430	—	178,430
Short-term investments	100,928	—	100,928
Trade accounts receivable	3,048	—	3,048
Inventories	3,122	—	3,122
Prepaid expenses and other current assets	3,480	—	3,480

Total current assets	289,008	—	289,008
Property, plant and equipment
Land and building	—	—	—
Asset held for sale	15,675	—	15,675
Manufacturing and development equipment	7,727	—	7,272
Computer software and equipment	4,303	—	4,303
Office equipment	984	—	984
Leasehold improvements	1,903	—	1,903
Construction in progress	—	—	—
Less: allowances for depreciation and amortization	(7,525)	—	(7,525)

Net property, plant and equipment	23,067	—	23,067
Intangible assets, net of amortization	1,394	(1,374)	20
Other assets	3,895	—	3,895

Total assets	317,364	(1,374)	315,990

Current liabilities
Accounts payable	1,522	—	1,522
Accrued compensation and related benefits	4,252	—	4,252
Other accrued expenses	3,201	—	3,201
Restructuring accrual	6,534	—	6,534
Deferred revenue and research and development funding	—	—	—
Current portion of long-term debt	—	—	—

Total current liabilities	15,509	—	15,509
Restructuring accrual—long-term	14,854	—	14,854
Long-term debt, less current portion	—	—	—
Deferred rent	447	—	447
Stockholders' equity	286,554	(1,374)	285,180

Total liabilities	317,364	(1,374)	315,990

(e)    Reconciliation of profit and loss account for the year ended 28 December 2003

	As Originally Stated under New Focus Policies	Adjustments	As restated under Bookham policies
	$'000	$'000	$'000
Net revenues	25,673	—	25,673
Cost of net revenues	(19,834)	—	(19,834)

Gross profit/(loss)	7,223	—	7,223
Operating expenses
Research and development, net	7,997	—	7,997
Sales and marketing	5,776	—	5,776
General and administrative	10,200	—	10,200
Bookham-New Focus merger costs	1,300	—	1,300
Amortization of goodwill and other intangibles	692	(692)	—
Impairment of goodwill and other intangibles	—	—	—
Restructuring and other charges	4,121	—	4,121
Amortization of deferred compensation	1,122	—	1,122

Total operating expenses	31,208	(692)	30,516

Operating loss	(23,985)	692	23,293
Interest income	3,686	—	3,686
Other income/(expense) net	4,917	—	4,917
Loss before tax	(15,382)	692	(14,690)
Provision/(benefit) for income taxes	—	—	—

Loss for the year	(15,382)	692	(14,690)

(f)    Reconciliation of balance sheet as at 28 December 2003

	Audited net Assets Under New Focus Policies	Adjustments	Restated net assets under Bookham policies
	$'000	$'000	$'000
Current assets
Cash, cash equivalents and short-term investments	252,634	—	252,634
Trade accounts receivable net	4,088	—	4,088
Inventories	3,703	—	3,703
Other current assets	2,580	—	2,580

Total current assets	263,005	—	263,005
Asset held for sale, net	13,712	—	13,712
Property and equipment, net	3,732	—	3,732
Intangible assets, net	702	(682)	20
Other assets	2,865	—	2,865

Total assets	284,016	(682)	283,334

Current liabilities
Accounts payable	3,023	—	3,023
Accrued expenses	5,414	—	5,414
Restructuring accrual	5,474	—	5,474

Total current liabilities	13,911	—	13,911
Restructuring accrual long-term	10,052	—	10,052
Deferred rent	422	—	422
Stockholders' equity	259,631	(682)	258,949

Total liabilities	284,016	(682)	283,334

(ii)    Summary of significant differences between New Focus accounting policies under US GAAP and Bookham accounting policies under UK GAAP

The accounting policies under which the consolidated financial statements of New Focus are prepared differ in certain respects from the accounting policies as applied by Bookham. The principal differences which impact profit for the period and/or net assets is set out below:

Accounting for goodwill

New Focus recognised goodwill and intangible assets on the acquisitions of JCA and Globe Y. Acquisition accounting under UK GAAP would have resulted in a different value being ascribed to the goodwill arising on acquisition due to a different measurement date for the purposes of calculating consideration (date of completion is used under UK GAAP instead of date of announcement under US GAAP).

Under UK GAAP no separate intangible asset would have been recognised by New Focus in respect of either acquisition and, accordingly, no charge for amortisation of intangible assets would have arisen.

Impairment

The goodwill that would have arisen under UK GAAP would have been fully impaired in year ended 30 December 2001. This results in an accelerated impairment charge in that year and a reduction in the charge recorded in the year ended 29 December 2002.

(iii)
Letter from Ernst & Young LLP

The following is a text of a letter from Ernst & Young LLP to the Directors and to Cazenove on the financial information reconciliation contained in this Part IV of this document.

The Directors Bookham Technology plc 90 Milton Park Abingdon Oxfordshire OX14 4RY	Apex Plaza Reading RG1 1YE
The Directors Cazenove & Co. Ltd 20 Moorgate London EC2R 6DA	20 February 2004

Dear Sirs

Supplementary Listing Particulars issued in connection with the acquisition of New Focus, Inc. ("Supplementary Listing Particulars")

We report on the unaudited reconciliation of the financial information in respect of New Focus, Inc. ("New Focus") set out in Part IV of the Supplementary Listing Particulars dated 20 February 2004 which have been prepared on the basis of the accounting policies of Bookham Technology plc ("Bookham") set out in Section A of Part V of the Listing Particulars.

Responsibility

It is the responsibility solely of the directors of Bookham to prepare the reconciliation of financial information in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority ("the Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the reconciliation of financial information and to report our opinion to you.

The reconciliation incorporates significant adjustments to the historical consolidated financial statements of New Focus. The historical consolidated financial statements of New Focus for the year ended 29 December 2002 were prepared in accordance with US GAAP and were audited by Ernst & Young LLP who gave unqualified reports thereon. We do not accept responsibility for any reports previously given by Ernst & Young LLP on the historical consolidated financial statements of New Focus beyond that owed to those to whom those reports were addressed by Ernst & Young LLP at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of New Focus and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information, considering the evidence supporting the reconciliation and discussing the reconciliation with the directors of Bookham.

Opinion

In our opinion the reconciliation of financial information has been properly compiled on the basis stated and the adjustments made are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with the accounting policies of Bookham.

Yours faithfully

Ernst & Young LLP

PART V

ADDITIONAL INFORMATION

1.         No significant change relating to Bookham

Save as disclosed in this document, there has been no significant change and no significant new matter has arisen in relation to Bookham since the publication of the Listing Particulars.

2.         No significant change relating to New Focus

Save as disclosed in this document, there has been no significant change and no significant new matter has arisen in relation to New Focus since the publication of the Listing Particulars.

3.         Consent

Ernst & Young LLP has given and has not withdrawn its written consent to the inclusion of its letter in Part IV of this document and to the references thereto and to its name in the form and context in which they are included and has authorised the content of its letter for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

4.         Documents available for inspection

4.1
Copies of the following documents may be inspected at the offices of Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the earlier of Completion or termination of the Acquisition Agreement:

(a)
this document;

(b)
the letter from Ernst & Young LLP regarding the reconciliations of the financial information on New Focus to UK GAAP set out in Part IV of this document;

(c)
the written consent referred to in paragraph 3 of this Part V; and

(d)
the documents listed as being available for inspection in paragraph 21 of Part X of the Listing Particulars.

4.2
Copies of this document and the Listing Particulars are also available for inspection only (during normal business hours) at the UKLA Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, until the earlier of Completion or termination of the Acquisition Agreement and copies are also available for collection on request, free of charge, until the earlier of Completion or termination of the Acquisition from the Company's registered office, 90 Milton Park, Abingdon, Oxfordshire, OX14 4RY and from Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

20 February 2004

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION

Bookham has filed with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus have filed with the SEC and mailed to the stockholders of New Focus, a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Bookham, New Focus, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully.

Investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at http://www.sec.gov.

In addition, investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Bookham's directors and executive officers is contained in Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC. As of September 1, 2003, Bookham's directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham's ordinary shares. Information regarding New Focus's directors and executive officers is contained in New Focus's Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC. As of April 15, 2003, New Focus's directors and executive officers beneficially owned approximately 3,317,696 shares (including shares underlying options exercisable within 60 days), or 5.2%, of New Focus's common stock. A more complete description is available in the Registration Statement and the Proxy Statement/Prospectus.

Statements in this document regarding the proposed transaction between Bookham and New Focus, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Bookham or New Focus managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Bookham to successfully integrate New Focus's operations and employees, the ability to realize anticipated synergies and cost savings; recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in New Focus's commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and the other factors described in Bookham's annual report on Form 20-F for the year ended December 31, 2002, as amended, and New Focus's annual report on Form 10-K for the year ended December 29, 2002 and New Focus's most recent quarterly report filed with the SEC. Bookham and New Focus disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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TABLE OF CONTENTS
PART I INTRODUCTION
PART II UNAUDITED RESULTS OF BOOKHAM FOR THE THREE MONTHS AND YEAR ENDED 31 DECEMBER 2003
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP Fourth Quarter ended December 31, 2003
Bookham Technology plc Statement of Total Recognised Gains and Losses Fourth Quarter ended December 31, 2003
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP Year ended December 31, 2003
Bookham Technology plc Statement of Total Recognised Gains and Losses Year ended December 31, 2003
Bookham Technology plc Consolidated Balance Sheet—UK GAAP
Bookham Technology plc Consolidated Cash Flow Statement for the Fourth Quarter and Year ended December 31, 2003—UK GAAP
Bookham Technology plc Consolidated Statement of Operations—US GAAP Fourth Quarter ended December 31, 2003
Bookham Technology plc Consolidated Statement of Operations—US GAAP Year ended December 31, 2003
Bookham Technology plc Consolidated Balance Sheet—US GAAP
UK/US GAAP Reconciliation—Profit and Loss Account
UK/US GAAP Reconciliation—Balance Sheet
PART III UNAUDITED RESULTS OF NEW FOCUS FOR THE THREE MONTHS AND YEAR ENDED 28 DECEMBER 2003
NEW FOCUS, INC. GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)
NEW FOCUS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited, in thousands)
NEW FOCUS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited, in thousands)
PART IV RECONCILIATION OF NEW FOCUS' FINANCIAL INFORMATION TO CONFORM WITH BOOKHAM'S ACCOUNTING POLICIES
PART V ADDITIONAL INFORMATION